Skydeck Acquisition Corp.
225 Dyer Street, 2nd Floor

Providence, Rhode Island 02903

May 12, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Brittany Ebbertt, Kathleen Collins, Matthew Derby and Jan Woo

Re:	Skydeck Acquisition Corp. Registration Statement on Form S-1 Filed March 16, 2021 File No. 333-254347

Ladies and Gentlemen:

On May 11, 2021, Skydeck Acquisition Corp. (the “Company”) requested that the effectiveness of the above-referenced Registration Statement on Form S-1 be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on May 13, 2021, or as soon thereafter as practicable, in accordance with Rule 461 under the Securities Act of 1933, as amended.

We hereby respectfully withdraw that acceleration request.

The Company intends to submit the acceleration request letter at a later time.

If you have any questions regarding this letter, please contact Christian O. Nagler, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4660 or Sean T. Wheeler, also of Kirkland & Ellis LLP at (713) 836-3427.

Sincerely,

/s/ Martin J. Mannion
Martin J. Mannion
Chief Executive Officer